UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

Commission File Number 001-40504

Tremor International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

On October 19, 2021, Tremor International Ltd. (the “Company”) issued a regulatory news service announcement announcing the Company’s strategic acquisition of Spearad Gmbh, a global CTV Video ad server and media management platform (the “Announcement”). The Announcement is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.  The information in this report of foreign private issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-258731), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1	Company Announcement dated October 19, 2021, “Strategic Acquisition Strengthens Tremor’s end-to-end CTV & Video Technology Stack.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tremor International Ltd.

By:	/S/ Sagi Niri
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: October 19, 2021

Exhibit List
Exhibit 99.1	Company announcement dated October 19, 2021, “Strategic Acquisition Strengthens Tremor’s end-to-end CTV & Video Technology Stack.”